CARDERO RESOURCE CORP. Suite 1901 - 1177 West Hastings St. Vancouver, BC, Canada, V6E 2K3 Phone: 604-408-7488 ● Fax: 604-408-7499 Web Site: www.cardero.com

CORPORATE UPDATE FOLLOWING AGM

April 16, 2004

Trading Symbols: TSX-Ven.CDU

FSX.CR5

FOR IMMEDIATE RELEASE - Vancouver, B.C.....Cardero Resource Corp. (the “Company” or “Cardero”) held its Annual and Special General Meeting on April 14, 2004 and are pleased to report that a quorum was present and all proposed resolutions were passed.

At the meeting, the Company appointed a new director, Mr. Anthony Frizelle of London, England to the Board of Directors.   Mr. Frizelle is the Managing Director of Resource Management & Finance Co. Ltd., a London-based merchant banking group.  Mr. Frizelle’s previous positions include Chairman, International Resources – Rand Mines Ltd., Executive Vice-President & Chief Operating Officer – Trilon Pacific Inc., Managing Director, Structured Finance – Philipp Brothers/Salomon Bros., President & CEO – Philipp Brothers, Canada and Divisional Manager – Anglo American Corporation of South Africa.  We are very pleased Mr. Frizelle  has agreed to join our board and believe his expertise with respect to the European financial markets, international commodities, mining and finance, and his experience as a director of several mining companies, will serve our Company well.

Mr. Frizelle replaces Mr. John A. Toffan who chose to not stand for re-election as a director of the Company.  Mr. Toffan, as President and Director of Ascot Resources Ltd. has been instrumental in the success of Cardero through their initial financings in the Company’s early stages.  We wish to thank Mr. Toffan for his service, ongoing support and efforts on behalf of Cardero.

The Company is also pleased to announce the appointment of Mr. G. Ross McDonald, Chartered Accountant as Chief Financial Officer.  Mr. McDonald brings with him an enormous amount of experience in public company finance.  As a self-employed chartered accountant his accounting firm provides accounting, audit  and tax services to small and medium sized businesses.  The majority of his clients are related to the resource industry and include public companies, mining professionals, exploration service companies and consultants.  We are pleased Mr. McDonald has agreed to join us in this position and look forward to having his expertise on our team.

The Company further announces that, pursuant to its Stock Option Plan, incentive stock options have been granted to Messrs. Frizelle and McDonald, of up to an aggregate 350,000 shares in the capital stock of the Company.  The options are exercisable at a price of $3.25 per share on or before April 16, 2006.

On behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Henk van Alphen”, President

For further information contact:

           Henk Van Alphen, President

           Phone: 604.408.7488 / Fax:  604.408.7499

 Email  hvanalphen@cardero.com

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of the content of this Press Release which has been prepared by management.